amendment

SO 8/24/05

U.S. SEC [redacted] MISSION

05043900

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

(A)

Inform ... and Dealers
Purs... to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8- 065941

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM / DD / YY) AND ENDING 12/31/04 (MM / DD / YY)

SEC MAIL PROCESSING RECEIVED JUN 2005 WASH. D.C. 192 SECTION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLUE VISTA CAPITAL, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1 NORTH FRANKLIN STREET, SUITE 450
(No. and Street)

CHICAGO	ILLINOIS	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LESLIE J. PRINDEVILLE, C.P.A. (630) 968-8897
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

HANSEN, PLAHM & COMPANY

8180 SOUTH CASS AVENUE	DARIEN	ILLINOIS	60561
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 14 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
See section 240.17a-5(e)(2).

SEC 1410 (1-78)

9/13

OATH OR AFFIRMATION

I, PETER STELIAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLUE VISTA CAPITAL, LLC, as of DECEMBER 31, ~~19~~2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

OFFICIAL SEAL
LINDA PIPER
Notary Public - State of Illinois
My Commission Expires Mar 24, 2007

[signature]
Signature

MANAGING PRINCIPAL
Title

[signature] 6/9/05
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REVISED SCHEDULE I

BLUE VISTA CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

for the Fifteen Month Period Ended December 31, 2004

Net Capital	
Total Members' Equity	$ 163,504
Deduct: Members' Equity Not Allowable for Net Capital	-
Total Members' Equity Qualified for Net Capital	163,504
TOTAL NET CAPITAL	$ 163,504
Aggregate Indebtedness	
Items Included in Statement of Financial Condition	
Accounts Payable	$ 1,881
Items Not Included in Statement of Financial Condition	
Other Unrecorded Amounts	-
TOTAL AGGREGATE INDEBTEDNESS	$ 1,881
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required	$ 5,000
Ratio: Aggregate Indebtedness to Net Capital	0.01 to 1

Reconciliation with the Company's Computation of Net Capital

There were no differences noted beween the Company's computation of net capital and the total net capital computed above.

See Independent Auditors' Report
and Notes to the Financial Statements.